UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2017, OR

\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

                Procter & Gamble
                International Stock
                Ownership Plan

                      Financial Statements as of June 30, 2017
                      and 2016, and for the Years Ended
                      June 30, 2017, 2016, and 2015, and
                      Report of Independent Registered
                      Public Accounting Firm

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2017 and 2016	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2017, 2016, and 2015	3

Notes to Financial Statements as of June 30, 2017 and 2016, and for the Years Ended June 30, 2017, 2016, and 2015	4-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The Procter & Gamble Company
Cincinnati, Ohio

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble International Stock Ownership Plan (the "Plan") as of June 30, 2017 and 2016, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2017. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2017 and 2016, and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Cincinnati, Ohio
September 26, 2017

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2017 AND 2016

	2017	2016

ASSETS:
Cash	$ 10,449,048	$ 8,080,119

Investments — at fair value:
The Procter & Gamble Company common stock —
12,313,306 shares (cost $860,038,362) at June 30, 2017;
13,938,759 shares (cost $936,654,424) at June 30, 2016;	1,073,104,618	1,180,195,351
The J.M. Smucker Company common stock —
3,253 shares (cost $317,682) at June 30, 2017;
5,942 shares (cost $354,017) at June 30, 2016;	384,927	905,697

Total investments	1,073,489,545	1,181,101,048

Receivables:
Participant contributions	7,408,566	7,700,237
Employer contributions	3,280,992	3,646,637

Total receivables	10,689,558	11,346,874

Total assets	1,094,628,151	1,200,528,041

LIABILITY — Benefits payable	1,013,184	1,446,355

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 1,093,614,967	$ 1,199,081,686

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2017, 2016, AND 2015

	2017	2016	2015

ADDITIONS:
Contributions:
Participant contributions	$ 91,237,882	$ 101,055,787	$ 100,457,821
Employer contributions	38,279,959	42,888,259	44,615,127

Total contributions	129,517,841	143,944,046	145,072,948

Investment income (loss):
(Decrease) increase in unrealized
appreciation of investments	(30,959,107)	60,654,706	(55,454,926)
Realized gain from The Procter &
Gamble Company common stock sold	65,324,730	31,389,299	53,351,199
Realized gain from The J.M. Smucker
Company common stock sold	162,735	117,839	165,155
Dividends from The Procter &
Gamble Company common stock	27,773,208	29,894,744	29,446,035
Dividends from The J.M. Smucker
Company common stock	12,269	13,976	16,701
Interest income (loss)	6,487	(23,828)	71,510

Net investment income	62,320,322	122,046,736	27,595,674

Net additions	191,838,163	265,990,782	172,668,622

DEDUCTIONS:
Benefits paid to participants	(297,159,197)	(186,623,548)	(199,313,662)
Reimbursement to The Procter &
Gamble Company	-	(567,000)	(817,200)
Administrative fees	(145,685)

Net deductions	(297,304,882)	(187,190,548)	(200,130,862)

NET (DECREASE) INCREASE	(105,466,719)	78,800,234	(27,462,240)

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
Beginning of year	1,199,081,686	1,120,281,452	1,147,743,692

End of year	$ 1,093,614,967	$ 1,199,081,686	$ 1,120,281,452

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND 2016, AND FOR THE YEARS ENDED JUNE 30,2017, 2016, AND 2015

1.	DESCRIPTION OF THE PLAN
The following description of the Procter & Gamble International Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and their country's Plan Supplement for more complete information.
General — The Plan is a defined contribution plan established in June of 1992 covering substantially all full-time international employees of The Procter & Gamble Company (the "Company") and certain of its subsidiaries. Generally, participation varies by subsidiary or country and eligibility can begin immediately after employment and at various milestones up to one year. The Board of Directors of the Company controls and manages the operation and administration of the Plan. Bank of America /Merrill Lynch serves as custodian and trustee of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), the rules and regulations of the U.S. Department of Labor, nor is it subject to U.S. income taxation (Note 7). The Plan's recordkeeper is the Company.
During the year ended June 30, 2012, the Administrators began closing participant accounts that were not closed by the deferral period in accordance with the Plan Document. Per the Plan Document, the Plan may apply the funds resulting from the account closures to defray a subsidiary's obligation for administrative expenses (see Note 5). If a lost member later notifies the subsidiary of his or her whereabouts and requests the payments due under the Plan, the cash value of the amounts so applied shall be paid to him or her, as of the sales date, denominated in the currency of the participant's jurisdiction. During the years ended June 30, 2017, 2016 and 2015, 1,170, 3,174 and 2,505 participant accounts were closed for approximately 45,239, 27,621 and 31,966 shares of Company common stock and 80, 38 and 60 shares of the J.M. Smucker Company ("Smucker") common stock, respectively. Funds of $4,477,369, $2,093,986, and $2,909,345 were deposited to a separate account and are held as cash during the years ended June 30, 2017, 2016 and 2015 respectively. During the years ended June 30, 2017, 2016 and 2015, $3,032,297, $2,227,265 and $1,768,222, respectively, was reclaimed by participants. During the years ended June 30, 2016 and 2015, the Plan used deferred funds to reimburse the Company $567,000 and $817,200, respectively, for administrative expenses incurred by the Company.  The Plan did not reimburse the Company for any administrative expense incurred by the Company during the year ended June 30, 2017.
Contributions — Each year, participants may contribute up to 15% of their base compensation, as defined in the Plan. The Company contributes 50% of the first 5% of the base compensation that a participant contributes to the Plan. However, participants in their initial year of eligibility receive a 100% Company contribution on the first 1% of the base compensation that the participant contributes to the Plan. Participants may be permitted to contribute a lump sum payment as a "Special Additional Deposit".
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants are only permitted to invest in Company common stock. All employee and Company contributions are converted into U.S. dollars and then invested in shares of Company common stock when funds are delivered to the custodian. Sales of Company stock may occur daily. Any dividends on shares of Company common stock are invested in additional shares of Company common stock.
The Plan's investment in shares of Smucker common stock resulted from a 2002 transaction between the Company and Smucker.
Vesting — Generally, participants are fully vested in all shares of common stock credited to their accounts under the Plan. In certain subsidiaries or countries, vesting provisions provide for vesting based on up to 30 years of continuous service for shares resulting from employer contributions.
Payment of Benefits — Participants may withdraw any portion of their contributions in excess of 5% of their base compensation, at any time during the year. Contributions made up to 5% of base compensation and Company matches are available to be withdrawn without penalty five years after the year in which the contributions are made. If a participant withdraws these funds prior to the completion of five years, the Company will suspend matching of employee contributions for one year.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in Company common stock and Smucker common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Cash — Amounts shown as cash are either 1) uninvested funds held by the trustee that are to be invested daily in Company common stock or 2) the balance of account closures past deferral that are held in a separate cash account.

Administrative Expenses — Administrative expenses (i.e., investment management and record keeping expenses) of the Plan are paid by the Company and the subsidiaries as provided in the Plan Document. The Plan may reimburse the Company for certain administrative expenses (see Note 5). Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.
Payment of Benefits — Benefit payments to participants are recorded when participants elect to withdraw. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,013,184 and $1,446,355 at June 30, 2017, and 2016, respectively.
3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2017 and 2016.
Common Stocks — Valued at the closing price reported on the active market on which they are traded.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended June 30, 2017, 2016, and 2015, there were no transfers between levels.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2017 and 2016.
Assets Measured at Fair Value at June 30, 2017, Using

	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock:
The Procter & Gamble
Company common stock	$ 1,073,104,618	$ -	$ -	$ 1,073,104,618
The J.M. Smucker Company
common stock	384,927			384,927

Total investments	$ 1,073,489,545	$ -	$ -	$ 1,073,489,545

Assets Measured at Fair Value at June 30, 2016, Using

	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock:
The Procter & Gamble
Company common stock	$ 1,180,195,351	$ -	$ -	$ 1,180,195,351
The J.M. Smucker Company
common stock	905,697			905,697

Total investments	$ 1,181,101,048	$ -	$ -	$ 1,181,101,048

4.	INVESTMENTS
The investments held by the Plan as of June 30, 2017, 2016, and 2015, and the related unrealized appreciation for the years ended June 30, 2017, 2016, and 2015, were as follows:
	2017	2016	2015

Number of shares	12,316,559	13,944,701	14,092,567

Cost	$ 860,356,044	$ 937,008,440	$ 919,379,878
Market value	1,073,489,545	1,181,101,048	1,102,817,780

Unrealized appreciation	$ 213,133,501	$ 244,092,608	$ 183,437,902

(Decrease) increase in unrealized
appreciation	$ (30,959,107)	$ 60,654,706	$ (55,454,926)

The realized gain on sales of Company common stock for the years ended June 30, 2017, 2016, and 2015, was determined as follows:
	2017	2016	2015

Proceeds on sales of shares	$ 298,838,371	$ 186,252,796	$ 200,518,200
Cost	233,513,641	154,863,497	147,167,001

Realized gain	$ 65,324,730	$ 31,389,299	$ 53,351,199

The realized gain on sales of Smucker common stock for the years ended June 30, 2017, 2016, and 2015, was determined as follows:
	2017	2016	2015

Proceeds on sales of shares	$ 199,068	$ 146,221	$ 214,837
Cost	36,333	28,382	49,682

Realized gain	$ 162,735	$ 117,839	$ 165,155

5.	RELATED-PARTY TRANSACTIONS
At June 30, 2017 and 2016, the Plan held 12,313,306 and 13,938,759 shares, respectively, of Company common stock with a cost basis of $860,038,362 and $936,654,424, respectively. During the years ended June 30, 2017, 2016, and 2015, the Company contributed $38,279,959, $42,888,259, and $44,615,127, respectively, to the Plan on behalf of participating employees.
During the years ended June 30, 2017, 2016, and 2015, the Plan recorded dividend income from Company common stock of $27,773,208, $29,894,744, and $29,446,035, respectively.
During the years ended June 30, 2017, 2016, and 2015, the Plan's investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $34,850,059, $91,883,674, and $(1,946,718), respectively.
During the years ended June 30, 2016, and 2015, the Plan made distributions of funds to the Company of $567,000 and $817,200, respectively. This represents reimbursement of administrative expenses paid by the Company for the Plan using funds obtained from the closing of accounts past deferral process (see Note 1).  No such distribution of funds to the Company were made during the year ended June 30, 2017.
6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan Document.
7.	FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the trustee should be viewed as a direct custodian.

Plan management believes that the participating employees should be treated as the beneficial owners of the shares of Company and Smucker common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares. The Plan is subject to routine audits by taxing jurisdictions at any time.
******

THE PLAN.  Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on September 26, 2017.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:       /s/ Judy Virzi
Judy Virzi
Manager
Stock Plan Administer

EXHIBIT INDEX

Exhibit No.

       23 Consent of Deloitte & Touche LLP